                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  ___________

                                SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934


                         GUARANTY NATIONAL CORPORATION
                           (Name of Subject Company)

                         GUARANTY NATIONAL CORPORATION
                     (Name of Person(s) Filing Statement)


                    Common Stock, par value $1.00 per share
                        (Title of Class of Securities)


                                   401192109
                     (CUSIP Number of Class of Securities)


                              Michael L. Pautler
                        Senior Vice President - Finance
                         Guaranty National Corporation
                         9800 South Meridian Boulevard
                          Englewood, Colorado  80112
                                (303) 754-8400
           (Name, address and telephone number of person authorized
             to receive notice and communications on behalf of the
                          person(s) filing statement)

                                   Copy to:
                              Hardin Holmes, Esq.
                   Ireland, Stapleton, Pryor & Pascoe, P.C.
                           1675 Broadway, 26th Floor
                            Denver, Colorado  80202
                                (303) 623-2700

Item 1.   SECURITY AND SUBJECT COMPANY

          The subject company is Guaranty National Corporation, a Colorado corporation (the "Company"). The address of the principal executive offices of the Company is 9800 South Meridian Boulevard, Englewood, Colorado 80112. The title of the class of equity securities to which this statement relates is the Common Stock, par value $1.00 per share (the "Shares"), of the Company.


Item 2.   TENDER OFFER OF THE BIDDER

          This statement relates to the tender offer disclosed in a Schedule 14D-1 dated May 8, 1996 (the "Schedule 14D-1") of Orion Capital Corporation ("Orion") and the following wholly-owned subsidiaries of Orion: The Connecticut Indemnity Company, Connecticut Specialty Insurance Company, Design Professionals Insurance Company, EBI Indemnity Company, The Fire and Casualty Insurance Company of Connecticut and Specialty Insurance Company of Hartford (together with Orion, the "Purchasers"), to purchase up to 4,600,000 Shares at $17.50 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 8, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). The Schedule 14D-1 states that the principal executive offices of Orion are located at 600 Fifth Avenue, New York, New York 10020, and that the principal executive offices of Orion's wholly-owned subsidiaries who are Purchasers are located at 9 Farm Springs Drive, Farmington, Connecticut 06032.


Item 3.   IDENTITY AND BACKGROUND

          (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1, above.

          (b) Certain contracts, agreements, arrangements, and understandings, and any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates, (ii) Orion or its executive officers, directors or affiliates, or
(iii) any other Purchasers or their executive officers, directors or affiliates, are described in the sections entitled "Election of Directors," "Security Ownership of Directors, Officers, and Principal Beneficial Owners," "Executive Compensation," and "Certain Relationships and Related Transactions" in the Company's Proxy Statement dated March 28, 1996, for its Annual Meeting of Shareholders held on Wednesday, May 15, 1996 (the "1996 Proxy Statement"), "Directors and Executive Officers of the Registrant" in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (the "1995 Form 10-K"), and in the Offer to Purchase under the headings "SPECIAL FACTORS -- Background of the Transaction," " - Fairness of the Offer," " - Purpose and Structure of the Transaction; Plans for the Company After the Offer," and " - Interests of Certain Persons in the Transaction; Securities Ownership; Related Transactions." Copies of the portions of the 1996 Proxy Statement, the 1995 Form 10-K and the Offer to Purchase referred to above are filed herewith as Exhibits 1, 2 and 3, respectively, and are incorporated herein by reference.

          As a result of the Offer, all options granted under the Company's 1991 Long-Term Performance Incentive Plan (the "Incentive Plan") have become immediately exercisable and all restrictions provided for under the Incentive Plan on the shares of restricted stock awarded thereunder have lapsed. Thus, the executive officers of the Company have the following fully exercisable options and restricted stock free of all restrictions as a result of the Offer:

                            Number of            Number of
                        Fully Exercisable    Restricted Shares
                             Options        Free of Restrictions
                        ------------------  --------------------

Roger B. Ware                   61,000 (a)                 2,500
Fred T. Roberts                 33,000 (b)                 1,500
Arthur J. Mastera               31,000 (c)                11,500
Michael L. Pautler              34,000 (d)                11,500
Jacqueline L. Melton            22,500 (e)                 1,500
James R. Pouliot                35,000 (f)                12,000
Shelly J. Hengsteler             2,500 (f)                     0

(a)  Of which 15,750 were not exercisable prior to the Offer.

(b)  Of which 10,750 were not exercisable prior to the Offer.

(c)  Of which 10,750 were not exercisable prior to the Offer.

(d)  Of which 10,750 were not exercisable prior to the Offer.

(e)  Of which 9,875 were not exercisable prior to the Offer.

(f)  None of which was exercisable prior to the Offer.

     Except as described or incorporated by reference herein, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no material actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates, (ii) Orion or its executive officers, directors or affiliates, or (iii) any other Purchasers or their executive officers, directors or affiliates.

Background of the Offer; Appointment of the Special Committee

          According to the Offer to Purchase, Alan R. Gruber, Chairman and Chief Executive Officer of Orion and Chairman of the Board of the Company, and Roger
B. Ware, the Company's President and Chief Executive Officer and a member of the Board of Directors of both the Company and Orion, have discussed from time to time increasing Orion's ownership interest in the Company. At the April 2, 1996 meeting of the Board of Directors of the Company, Mr. Ware asked Mr. Gruber to indicate Orion's present plans, if any, with respect to increasing its ownership interest in the Company. Mr. Gruber indicated that no plans, proposals or any intention had been arrived at by Orion or its subsidiaries which hold Shares, but that each reserved the right to develop plans to acquire additional Shares, including through open-market purchases or a tender offer which could be for all or a part of the Shares. Mr. Ware stated that, if Orion made a tender offer for Shares, it would be his personal preference that Orion acquire all of the equity of the Company.

          On May 7, 1996, at special meetings, the Board of Directors of each Purchaser authorized the making of the Offer. At the meeting of the Board of Directors of Orion, Mr. Ware participated but abstained from voting. The Company was advised that the Offer would be commenced on May 8, 1996, and a press release was issued by Orion on May 7, 1996.

          A regularly scheduled meeting of the Company's Board of Directors was held on Wednesday, May 15, 1996, and at such meeting, the Board appointed a special committee (the "Special Committee") consisting of five (5) outside directors: Dennis J. Lacey, Chairman, Tucker Hart Adams, M. Ann Padilla, Carroll
D. Speckman, and Richard R. Thomas. None of the members of the Special Committee is affiliated with the Company or any of its affiliates, including Orion or any of the other Purchasers, other than in his or her capacity as a director or shareholder of the Company, except that Mr. Thomas is Chairman of the Board and sole owner of ADCO General Corporation, a general agent of the Company. ADCO has received from the Company gross commissions (including contingency commissions), pursuant to a standard agency contract, of approximately $813,000 in 1995 and is expected to receive gross commissions of approximately the same amount during the current fiscal year.

          The Board authorized and directed the Special Committee "to review the Purchaser's Offer to Purchase ... and to make a recommendation to the Board of Directors as to how the Company should fulfill its obligations with respect to the tender offer, including without limitation its obligation to prepare and file with the Securities and Exchange Commission and mail to its shareholders a Statement on Schedule 14D-9 under the Securities Exchange Act of 1934, as amended, disclosing the Company's position with respect to the Offer". In addition, the Special Committee was authorized to take all actions necessary or appropriate in connection with the obligations of the Board of Directors arising out of the tender offer and to retain such legal and financial advisors as it deems appropriate to assist it in carrying out its activities.

          On May 15, 1996, the Special Committee met and retained Ireland, Stapleton, Pryor & Pascoe, P.C. ("Ireland Stapleton") and Salomon Brothers Inc ("Salomon Brothers") to act as its legal and financial advisors, respectively. On May 16, 1996, the Special Committee met with its advisors to discuss the evaluation process and methodology. On May 19 and 20, 1996, the Special Committee met with its advisors to evaluate and discuss the Offer. On May 21, 1996, the Special Committee again met to discuss its presentation to the Board and, at a subsequent meeting of the Board of Directors on that day, reported that it was unable at this time to take a position with respect to the Offer for the following reasons:

          (i) the Special Committee's financial advisor, Salomon Brothers, has evaluated a number of factors in the course of its extensive review of the Offer and of the Company, including but not limited to an analysis of certain publicly available financial statements and other information of the Company; a review of the Company's 1996 operating plan; discussions of the past and current operations and financial condition and the prospects of the Company with senior executives of the Company and members of the Special Committee; a review of the historical and recent reported prices and trading activity for the Shares; a comparison of the financial performance of the Company and the prices and trading activity of the Shares with that of certain other comparable publicly-traded companies and their securities; and a review of the terms, to the extent publicly available, of certain transactions which Salomon Brothers believes are comparable. As a result of certain questions and comments from members of the Special Committee after presentation of its analyses and findings, Salomon Brothers is preparing additional information for the Special Committee to evaluate. The Special Committee has indicated to the Board that it has concerns relating to the Offer price and to the potential impact on the value and liquidity of the remaining Shares in the event of a tender offer for less than 100% of the outstanding Shares.

          (ii) The Special Committee desired to initiate discussions with the Purchasers with respect to the structure of the transaction and the Offer price.

          (iii) Since Salomon Brothers has not completed its evaluation of the Offer for the Special Committee, and given the Special Committee's desire to initiate discussions with the Purchasers, the Special Committee had determined that it was not prepared at this time to request Salomon Brothers to issue an opinion as to the fairness of the Offer to the shareholders of the Company.

          Immediately following the adjournment of the Board of Directors meeting, Mr. Gruber, the members of the Special Committee, and their respective legal and financial advisors, convened to discuss the above matters. The discussions were preliminary and inconclusive and the Special Committee expects that additional discussions will be held in the near future. The Special Committee was told by Mr. Gruber that the Purchasers have no intention to change the Offer price or to increase their holdings to more than approximately 80% of the outstanding Shares; the Special Committee has no reason to expect that the additional discussions will result in any material changes to the structure of the transaction or to the Offer price. The Special Committee may request an opinion as to the fairness of the current Offer, or any revised offer, from Salomon Brothers once any further discussions with the Purchasers have concluded, but there can be no assurance that Salomon Brothers will be able to render an opinion that the Offer, or any revised offer, is fair from a financial point of view.

          On May 9 and 17, 1996, complaints were filed in the Denver District Court and the Supreme Court of the State of New York, respectively, by Eugenia Gladstone Vogel on behalf of the putative class consisting of the Company's public shareholders against the Company, Orion, and each of the Company's directors (the "Vogel Complaints"). The Vogel Complaints allege that Orion and each of the directors breached their fiduciary duties to the Company's shareholders in that the Offer price was unfair and inadequate consideration.
At the time the first Vogel Complaint was filed, the Company's directors had not met, had not appointed the Special Committee and had not taken any action relating to the Offer. Subsequent to the file date of the first Vogel Complaint, the Board did meet and appointed the Special Committee, as described above. On May 17, 1996, a complaint was filed in the Arapahoe County District Court by Charles Miller on behalf of a putative class consisting of the Company's public shareholders against the Company, Orion and Roger B. Ware, Alan
R. Gruber, Larry D. Hollen, Robert B. Sanborn and William J. Shepherd (the "Miller Complaint"), alleging that the Offer price is unfair and inadequate.
The Company and the members of the Board of Directors have reviewed the Vogel Complaints and the Miller Complaint and believe that they are without merit.
The Company intends to vigorously contest the litigation. Nonetheless, because litigation of this type involves inherent risks, it is not possible for the Company at this time to make an assessment of the potential exposure with respect to either Complaint, nor to predict what the ultimate outcome will be.


Item 4.   THE SOLICITATION OR RECOMMENDATION

          (a) It is the unanimous opinion of the Special Committee that it is unable at this time to take a position with respect to the Offer. Therefore, the Company's Board of Directors was not asked to, and has not, made any determination with respect to the Offer. A letter to shareholders communicating the Special Committee's current position as to the Offer is filed herewith as
Exhibit 4, and is incorporated by reference herein.

          (b) In reaching its determination to not take a position with respect to the Offer at this time, the Special Committee considered a number of factors, all of which were disclosed to the Board of Directors and are described in Section 3, above.

          In view of the wide variety of factors considered in connection with their review of the Offer, the Special Committee found it impractical to, and therefore did not, quantify or otherwise assign relative weights to the specific factors it considered in reaching its conclusion that it could not take a position with respect to the Offer.

Item 5.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

          Pursuant to a letter agreement dated May 16, 1996, the Special Committee engaged Salomon Brothers to act as its exclusive financial advisor with respect to the Offer. The Company has agreed to pay Salomon Brothers a fee of $100,000 for such services, and a fee of $450,000 for rendering its opinion to the Special Committee, if one is requested or upon the completion of the work necessary to render such an opinion (against which amount Salomon Brothers would credit $50,000 of the $100,000 initially paid to it). Additionally, if the Purchasers acquire Shares (whether in the Offer or as part of a merger transaction or otherwise) at a price greater than $17.50 per Share, an additional fee equal to 10% of the product of (x) the difference between the per share consideration offered to be paid and $17.50 and (y) 4,600,000 shares will be payable to Salomon Brothers. If the Purchasers seek to acquire in excess of 4,600,000 shares, an additional fee equal to 1% of the product of (x) the per share price offered by the Purchasers and (y) the number of shares sought to be purchased by the Purchasers in excess of 4,600,000 will be payable to Salomon Brothers. If the Company consummates a transaction with a third party, an additional fee equal to .75% of the aggregate consideration in connection with such other transaction will be payable to Salomon Brothers. Finally, the Company has agreed to reimburse all of Salomon Brothers' reasonable out-of-pocket expenses, including fees and disbursements of counsel, incurred in connection with its engagement, and to indemnify Salomon Brothers against certain losses, claims, damages or liabilities arising in connection with its engagement, including liabilities under federal or state securities laws, or otherwise relating to the engagement.

          Except as described above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

Item 6.   RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

          (a) No transactions in Shares have been effected during the past 60 days by the Company, or, to the best of the Company's knowledge, by any executive officer, director, affiliate, or subsidiary of the Company, except for the open market purchases by Design Professionals Insurance Company, one of the Purchasers, on the dates and at the prices set forth below:

                      Price Per Share
Number of Shares    (net of commission)    Date
- ----------------    -------------------  --------

      1,900               $ 13.50        03/11/96
     10,000               $13.625        03/12/96
      1,600               $ 13.50        03/12/96

          (b) To the best of the Company's knowledge, the following of the Company's executive officers, directors, affiliates and subsidiaries who own Shares, presently intend to tender such Shares to the Purchasers pursuant to the
Offer:

                 (i) William J. Shepherd, a director of the Company, intends to tender 5,000 Shares;

                 (ii) Fred T. Roberts, the President of Commercial Lines, intends to tender 16,966 Shares;

                 (iii) Jacqueline L. Melton, the Company's Senior Vice President-Human Resources, intends to tender 6,086 Shares;

                 (iv) James R. Pouliot, the Chief Executive Officer of Viking Holdings, Inc., the Company's subsidiary, intends to tender 13,000 Shares; and

                 (v) Shelly J. Hengsteler, the Company's Controller, intends to tender 2,500 Shares.

          Mr. Pouliot purchased 1,000 Shares of the Company within six (6) months of the Offer termination date, and the tender by him of the above Shares will result in liability under Section 16 of the Securities Exchange Act of 1934, as amended. Mr. Pouliot intends to pay to the Company, pursuant to the rules and regulations promulgated under Section 16, the profits earned by him in connection with the earlier purchase and the current tender of the 1,000 Shares.

          The Company believes that Mr. Ware, the Company's Chief Executive Officer and member of the Board of Directors of both the Company and Orion, Michael L. Pautler, the Company's Senior Vice President - Finance and Treasurer, and Arthur J. Mastera, the President of Guaranty National Insurance Company's Personal Lines, currently do not intend to tender any Shares in the Offer.

          The above officers and directors may change the number of Shares indicated, or change their determination as to whether or not they intend to tender Shares in the Offer, at any time prior to the termination date of the Offer. None of the Company's directors or executive officers, in their capacities as such, makes any recommendation to the shareholders of the Company regarding the Offer.

Item 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

          The Company is not now engaged in any discussions or negotiations in response to the Offer which relate to, or would result in, (i) an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company,

(iii) a tender offer for or other acquisition or securities by, or of, the Company, or (iv) any material change in the present capitalization or dividend policy of the Company, except for the discussions taking place between the Special Committee and the Purchasers relating to the Offer. See Item 3, above, for a description of the discussions. There can be no assurance that the discussions will result in any change in the terms of the Offer; indeed, the Purchasers stated in their Offer to Purchase that they would not negotiate the Offer price with the Company.

Item 8.   ADDITIONAL INFORMATION TO BE FURNISHED

          None.


Item 9.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1 -  Portions of Proxy Statement, dated March 28, 1996/*/

     Exhibit 2 -  Portions of Form 10-K Annual Report for fiscal year ended
                  December 31, 1995/*/

     Exhibit 3 -  Portions of Offer to Purchase, dated May 8, 1996/*/

     Exhibit 4 -  Letter to Shareholders, dated May 22, 1996

     Exhibit 5 -  Press release issued on May 22, 1996/*/

     Exhibit 6 -  1991 Long-Term Performance Incentive Plan (previously filed as
                  Exhibit 10.20 to the Company's Registration Statement on Form S-1 filed with the Commission on September 13, 1991, and incorporated herein by reference)/*/

     Exhibit 7 -  Shareholder Agreement, dated November 7, 1991, and amendments thereto dated February 2, 1994 and March 2, 1995, by and among Guaranty National Corporation, Orion Capital Corporation, The Connecticut Indemnity Company, Connecticut Specialty Insurance Company, Design Professionals Insurance Company, Employee Benefits Insurance Company, The Fire and Casualty Insurance Company of Connecticut, Security Insurance Company of Hartford and Security Reinsurance Company (previously filed as Exhibit
                  10.30 to the Company's Amendment No. 2 to Registration Statement on Form S-1, Exhibit 10.49 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and Exhibit 10.50 to the Company's Annual Report

- --------
/*/Not included in copies mailed to shareholders.

                  on Form 10-K for the fiscal year ended December 31, 1995, respectively, and incorporated herein by reference)/**/

     Exhibit 8 -  Note Issuance Agreement, as Amended and Restated as of June
                  14, 1995, by and among Guaranty National Corporation, Orion Capital Corporation, The Connecticut Indemnity Company, Connecticut Specialty Insurance Company, Design Professionals Insurance Company, Employee Benefits Insurance Company, EBI Indemnity Company, The Fire and Casualty Insurance Company of Connecticut, Security Insurance Company of Hartford, Security Reinsurance Company and Security Re, Inc. (previously filed as
                  Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1995, and incorporated herein by reference)/**/


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  May 22, 1996


                              GUARANTY NATIONAL CORPORATION



                              By:/s/ Michael L. Pautler
                                 ----------------------
                                 Michael L. Pautler, Senior Vice
                                 President - Finance and Treasurer

/**/Not included in copies mailed to shareholders.

                                 EXHIBIT INDEX


Description
- -----------

Exhibit 1 -    Portions of Proxy Statement, dated March 28, 1996


Exhibit 2 -    Portions of Form 10-K Annual Report for fiscal year ended
               December 31, 1995

Exhibit 3 -    Portions of Offer to Purchase, dated May 8, 1996

Exhibit 4 -    Letter to Shareholders, dated May 22, 1996

Exhibit 5 -    Press release issued on May 22, 1996

Exhibit 6 -    1991 Long-Term Performance Incentive Plan (previously filed as
               Exhibit 10.20 to the Company's Registration Statement on Form S-1
               filed with the Commission on September 13, 1991, and incorporated herein by reference)

Exhibit 7 -    Shareholder Agreement, dated November 7, 1991, and amended as of
               February 2, 1994 and March 2, 1995, by and among Guaranty
               National Corporation, Orion Capital Corporation, The Connecticut
               Indemnity Company, Connecticut Specialty Insurance Company,
               Design Professionals Insurance Company, Employee Benefits
               Insurance Company, The Fire and Casualty Insurance Company of
               Connecticut, Security Insurance Company of Hartford and Security
               Reinsurance Company (previously filed as Exhibit 10.30 to the
               Company's Amendment No. 2 to Registration Statement on Form S-1,
               Exhibit 10.49 to the Company's Annual Report on Form 10-K for the
               fiscal year ended December 31, 1994 and Exhibit 10.50 to the
               Company's Annual Report on Form 10-K for the fiscal year ended
               December 31, 1995, respectively, and incorporated herein by reference)

Exhibit 8 -    Note Issuance Agreement, as Amended and Restated as of June 14,
               1995, by and among Guaranty National Corporation, Orion Capital
               Corporation, The Connecticut Indemnity Company, Connecticut
               Specialty Insurance Company, Design Professionals Insurance
               Company, Employee Benefits Insurance Company, EBI Indemnity
               Company, The Fire and Casualty Insurance Company of Connecticut,
               Security Insurance Company of Hartford, Security Reinsurance
               Company and Security Re, Inc. (previously filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1995, and incorporated herein by
               reference)

                                   EXHIBIT 1
                                   ---------


                             ELECTION OF DIRECTORS

     Pursuant to the Company's By-Laws, the Board has fixed the number of directors at eleven. The Directors are to be elected by the holders of the Company's Common Stock, to serve until the 1997 Annual Meeting of Shareholders and until their successors are elected and qualify. Unless instructions to the contrary are received, proxies received in response to this solicitation will be voted in favor of the nominees listed below. If any nominee should become unavailable for election, the shares represented by the enclosed proxy will be voted for such substitute nominee as may be proposed by the Board.

 Name, Age and Position with          Director       Principal Occupation, Five-Year Business
        the Company                    Since       Experience and Other Corporate Directorships
- ----------------------------          --------     --------------------------------------------
Tucker Hart Adams, 58                   1994       President, The Adams Group, Inc. (an economic
Director                                           consulting firm), since 1989; Director of Tax
                                                   Free Fund of Colorado, Montana Power Company
                                                   and Rocky Mountain Equity Fund.

Alan R. Gruber, 68                      1984       Chairman of the Board and Chief Executive
Chairman of the Board                              Officer of Orion Capital Corporation ("Orion")
                                                   since 1976; Trustee of six trusts which manage
                                                   the Neuberger & Berman family of equity mutual
                                                   funds; Director of Trenwick Group, Inc.

Larry D. Hollen, 50                     1995       Director, President and Chief Operating
Director                                           Officer of Orion since 1994, Executive Vice
                                                   President and Assistant Chief Operating
                                                   Officer, 1992-1994, Senior Vice President,
                                                   1990-1992.

Dennis J. Lacey, 42                     1994       Director, President and Chief Executive
Director                                           Officer of Capital Associates, Inc. (an
                                                   equipment leasing company) since 1991 and Vice
                                                   President, 1989-1991.

M. Ann Padilla, 53                      1994       President, Sunny Side, Inc./Temp Side (a
Director                                           private employment service), since 1975;
                                                   Director of Bank One Denver N.A.

James R. Pouliot, 42                    1995       President and Chief Executive Officer of
Director; President of Viking                      Viking since 1992; Vice President, Marketing,
Insurance Company of                               Great American Insurance Co., 1990-1992.
Wisconsin, Inc. ("Viking")

Name, Age and Position with           Director       Principal Occupation, Five-Year Business
        the Company                    Since       Experience and Other Corporate Directorships
- ---------------------------           --------     --------------------------------------------
Robert B. Sanborn, 67                    1988      Senior Executive Consultant of Orion since
Director                                           1995; Director since 1987, Vice Chairman 1994-
                                                   1995, and President and Chief Operating
                                                   Officer, 1987-1994, of Orion; Director of
                                                   HCG/Lloyd's Investment Trust plc., Intercargo
                                                   Corporation and Nobel Insurance Limited.

William J. Shepherd, 69                  1991      Private investor; Chairman, 1989-1991, and
Director                                           Chief Executive Officer, 1989-1990, Chemical
                                                   New Jersey Holdings (a bank holding company);
                                                   Chairman, Chemical Bank New Jersey and
                                                   Princeton Bank and Trust Company (commercial
                                                   banks), 1989-1991; Director of Orion, Chemical
                                                   Bank New Jersey and Princeton Bank and Trust
                                                   Company.

Carroll D. Speckman, 64                  1991      Private investor; President and Director of
Director                                           Romo Corporation, 1991-1992 (a holding company
                                                   for Rocky Mountain Bank Note Company and McBee
                                                   Systems); President and Director of United
                                                   Bank of Denver (a commercial bank), 1987-1991,
                                                   which was acquired by Norwest Corporation in
                                                   1991.

Richard R. Thomas, 50                    1991      Chief Executive Officer and Chairman of the
Director                                           Board of ADCO General Corporation (a property
                                                   and casualty general agency) since 1990.

Roger B. Ware, 61                        1983      President and Chief Executive Officer of
Director, President and Chief                      Guaranty since 1983.  Senior Vice President of
Executive Officer                                  Orion from 1988-1991; Director of Orion.

     The Board of Directors met nine times during 1995. Each director attended at least 75% of the meetings of the Board of Directors, as well as of the meetings of the Committees on which he or she served.

     Orion and Guaranty have entered into a Shareholder Agreement with respect to the composition of the Board of Directors and committees thereof and the future designation by Orion of three nominees (one of whom will be the Chairman of the Board) to Guaranty's Board of Directors so long as Orion or its subsidiaries beneficially own in the aggregate 30% or more of voting securities of Guaranty (or securities convertible or exchangeable therefor) and of two nominees so long as Orion or its subsidiaries beneficially own 20% or more of such securities. Also, among other matters, the Shareholder Agreement provides that the members of the Board, other than the Orion designees and two officers of Guaranty, be unaffiliated with but mutually agreeable to both Orion and Guaranty and Orion may require that Guaranty's Compensation Committee include the Orion nominees to the Guaranty Board. Messrs. Gruber, Hollen and Shepherd have been nominated by Orion pursuant to this agreement.

COMMITTEES

     The Board of Directors has Executive, Audit and Compensation Committees. The Executive Committee, during intervals between meetings of the Board, may exercise all of the powers of the Board in the management and control of the business of Guaranty, except as limited by law and except with respect to matters within the powers of the Audit or Compensation Committees. The Executive Committee is composed of Mr. Gruber, as Chairman, and Messrs. Ware and Speckman. The Committee did not meet during 1995.

     The Compensation Committee consists of Mr. Shepherd as Chairman, Ms. Padilla and Messrs. Gruber and Sanborn. The Compensation Committee recommends to the Board of Directors the compensation to be paid to employees of the Company and administers the Company's various employee benefit and key officer and employee plans. The Committee met five times during 1995.

     The Audit Committee confers periodically with management, the Company's internal auditors and the Company's independent accountants in connection with the preparation of financial statements and audits thereof and the maintenance of proper financial records and controls. The Audit Committee also reviews the nature and extent of any non-audit services provided by the Company's independent accountants. The Audit Committee makes recommendations to the Board of Directors with respect to the foregoing and brings to the attention of the Board any criticism and recommendations that the independent accountants or the Audit Committee itself may suggest. The Audit Committee consists of Mr. Speckman, as Chairman, Ms. Adams and Messrs. Lacey and Thomas. The Committee met five times during 1995.

                   SECURITY OWNERSHIP OF DIRECTORS, OFFICERS,
                        AND PRINCIPAL BENEFICIAL OWNERS

     The following table sets forth information concerning the shares of the Company's Common Stock beneficially owned by each of the directors and nominees for the Board, each of the named executive officers, all directors and executive officers of the Company as a group, and each person or group who is known by the Company to be the beneficial owner of more than five percent of the total number of shares of the Company's Common Stock outstanding and entitled to vote. All such information is given as of January 31, 1996, unless otherwise indicated. Shares outstanding were deemed to be shares actually outstanding on January 31, 1996, and shares subject to options which were exercisable on or within 60 days after that date.

                                            Amount and Nature of     Percent of
  Name and Address of Beneficial Owner      Beneficial Ownership       Class
- --------------------------------------      --------------------     ----------
  Orion Capital Corporation                     7,340,142(a)          49.06%
   600 Fifth Avenue
   New York, NY 10020

  Tucker Hart Adams                                   -0-                -0-

  Alan R. Gruber                                      (b)                (b)

  Larry D. Hollen                                     (b)                (b)

  Dennis J. Lacey                                     400                  *

  Arthur J. Mastera                                39,482(c)             .26%

  M. Ann Padilla                                      506                  *

  Michael L. Pautler                               41,236(d)             .28%

  James R. Pouliot                                 12,000(e)             .08%

  Fred T. Roberts                                  25,216(f)             .17%

  Robert B. Sanborn                                 1,000(b)               *

  William J. Shepherd                               5,000(b)             .03%

  Carroll D. Speckman                                 500                  *

  Richard R. Thomas                                 1,500                .01%

  Roger B. Ware                                    74,321(b,g)           .50%

  All Directors and Executive Officers as a
  Group                                         7,559,264              50.53%

  Sanford C. Bernstein & Co., Inc., One           779,200(h)            5.21%
  State Street Plaza
  New York, NY 10004

- -------------------------------------------------------------------------------
     (a) Represents beneficial ownership with sole voting and dispositive power of Orion and certain of its subsidiaries as reported on an amendment to its Schedule 13G filed with the Securities and Exchange Commission on February
5, 1996. The Schedule reflects the issuance

- --------
  * Less than .01%
of 1,326,128 shares to Orion during 1995 in exchange for the cancellation of indebtedness of Guaranty to Orion in the principal amount of $20,896,000.

     (b) Excludes the shares owned by Orion. Messrs. Gruber and Hollen are executive officers and directors of Orion and Messrs. Sanborn, Shepherd and Ware are directors. Each of such persons disclaims any beneficial interest in Orion's shares.

     (c) Includes 7,732 shares as to which Mr. Mastera has sole voting and investment power, 11,500 shares of non-vested Restricted Stock, and vested options to acquire 20,250 shares granted pursuant to the terms of the Company's Performance Incentive Plan.

     (d) Includes 6,486 shares as to which Mr. Pautler has sole voting and investment power, 11,500 shares of non-vested Restricted Stock, and vested options to acquire 23,250 shares granted pursuant to the terms of the Company's Performance Incentive Plan.

     (e) Includes 12,000 shares of non-vested Restricted Stock issued pursuant to the terms of the Company's Performance Incentive Plan.

     (f) Includes 1,466 shares as to which Mr. Roberts has sole voting and investment power, 1,500 shares of non-vested Restricted Stock, and vested options to acquire 22,250 shares granted pursuant to the terms of the Company's Performance Incentive Plan.

     (g) Includes 26,571 shares as to which Mr. Ware has sole voting and investment power, 2,500 shares of non-vested Restricted Stock, and vested options to acquire 45,250 shares granted pursuant to the terms of the Company's Performance Incentive Plan.

     (h) Sanford C. Bernstein & Co., Inc. reported in a Schedule 13G filed with the Securities and Exchange Commission and dated February 7, 1996 that it was the beneficial owner of, and had sole dispositive power with respect to, 779,200 shares of the Company's common stock and that it had shared voting power as to 10,700 of such shares and sole voting power as to 628,500 of the shares.


                             EXECUTIVE COMPENSATION

CASH COMPENSATION

          The following table sets forth the compensation of the Chief Executive Officer and the four other most highly compensated executive officers of the Company during the three consecutive years ended December 31, 1995.

                          SUMMARY COMPENSATION TABLE

                                                          Other        Restricted
                                                          Annual         Stock                      All Other
  Name and Principal               Salary     Bonus      Compen-        Award(s)      Options     Compensation
      Position            Year     ($)(a)     ($)(b)     sation($)       ($)(c)          (#)          ($)(d)
- --------------------------------------------------------------------------------------------------------------
Roger B. Ware             1995     291,917     50,000       --                --           --          65,651
  President & Chief       1994     244,427    150,000       --            87,500       16,000          58,483
  Executive Officer       1993     216,938     65,000       --                --           --           8,994
  of Guaranty

Fred T. Roberts           1995     162,384     25,000       --                --           --          31,373
  President of            1994     148,115     75,000       --            52,500       12,000          29,263
  Commercial Lines        1993     141,943     32,000       --                --           --           8,143

Arthur J. Mastera         1995     158,538     10,000       --                --           --          33,058
  President of            1994     147,038     60,000       --            52,500       12,000          29,301
  Guaranty National       1993     135,887     31,000       --           203,875           --           7,690
  Insurance
  Company Personal
  Lines

Michael L. Pautler         1995    152,558     35,000       --                --           --           24,534
  Senior Vice              1994    136,769     63,000       --            52,500       12,000           20,924
  President-Finance        1993    125,987     29,000       --           203,875           --            7,550
  & Treasurer of
  Guaranty

James R. Pouliot           1995    114,915(e)  50,000       --          $207,000       35,000            1,731
  President of Viking
- -----------------------------------------------------------------------------------------------------------------

(a)  Includes compensation deferred under Company's 401(k) Retirement Plan.

(b)  Annual bonus amounts are earned and accrued during the year indicated.

(c) During 1995 12,000 shares of restricted stock were granted to Mr. Pouliot. Restricted stock was granted during 1994 as follows: Mr. Ware 5,000 shares, and Messrs. Roberts, Mastera and Pautler 3,000 shares each. During 1993, 10,000 shares of restricted stock were granted to each of Messrs. Mastera and Pautler. Dividends are paid on non-vested shares of restricted stock. The value of the executive officers' non-vested restricted stock on December 31, 1995 was: Mr. Ware, $38,438 (2,500 shares valued at $43,750 on date of grant); Mr. Roberts, $23,063 (1,500 shares valued at $26,250 on date of grant); Mr. Mastera, $176,813 (11,500 shares valued at $230,000 on date of grant); Mr. Pautler, $176,813 (11,500 shares valued at $230,000 on date of grant); and Mr. Pouliot, $184,500 (12,000 shares valued at $207,000 on date of grant). The remaining shares, other than those granted in 1993, will vest over a period of up to four years, at a rate of

     25% a year in the year following the date of the original grant. The shares granted to Messrs. Mastera and Pautler in 1993 will vest in 1997.

(d) For 1993, "All Other Compensation" represented 401(k) contributions; for 1995 and 1994, it consisted of Company contributions to the 401(k) Retirement Plan ("401K"), Supplementary Executive Retirement Plan ("SERP"), and split dollar insurance premiums ("LIFE"), as follows:

                                1995                          1994
                   ----------------------------   ----------------------------
                   401K($)    SERP($)   LIFE($)   401K($)    SERP($)   LIFE($)
                   -------    -------   -------   -------    -------   -------
 Roger B. Ware      9,240     37,224     19,187     9,000     28,201    21,282
 Fred T. Roberts    9,240     12,613      9,520     8,887     10,015    10,361
 Arthur J.  Mastera 9,240     11,882     11,936     8,822      9,875    10,604
 Michael L. Pautler 9,240     10,746      4,548     8,206      8,540     4,178
 James R. Pouliot   1,731         --         --        --         --        --

     During 1995, Mr. Pouliot did not participate in the Company's 401K plan as Viking had a separate plan. For 1996, Mr. Pouliot will be included in the Company's 401K and SERP plans.

(e) Represents Mr. Pouliot's salary, including deferred amounts since the acquisition of Viking on July 18, 1995, payable at an annual rate of $250,000.

OPTIONS GRANTED AND EXERCISED

     The following table sets forth the options granted (none were exercised) in 1995 under the Company's 1991 Long-Term Performance Incentive Plan with respect to the chief executive officer and the four most highly compensated executive officers of the Company. In addition, the table shows the hypothetical gains or "option spreads" that would exist for the respective options. These gains are based on assumed rates of annual compound stock price appreciation of 5% and 10% from the date the options were granted over the full option term.

                              Option Grants in Last Fiscal Year
- ------------------------------------------------------------------------------------------------------
Individual Grants                                                                 Potential Realizable
                                                                                    Value at Assumed
                                                                                  Annual Rates of Stock
                                                                                 Price Appreciation for
                                                                                    Option Term (b)
- ----------------------------------------------------------------------------------------------------------
Name               Options      % of Total        Exercise       Expiration        5%($)            10%($)
                   Granted    Options Granted   Price or Base       Date
                    (#)(a)    to Employees in    Price ($/Sh)
                                    1995
- ----------------------------------------------------------------------------------------------------------
Roger B. Ware           --                --              --            --                 --           --
Fred T. Roberts         --                --              --            --                 --           --
Arthur J. Mastera       --                --              --            --                 --           --
Michael L. Pautler      --                --              --            --                 --           --
James R. Pouliot    35,000              38.9           17.25       7/27/05            380,363      959,963
All Shareholders        --                --           17.25       7/27/05        162,592,000  410,353,000
(c)
- ----------------------------------------------------------------------------------------------------------

(a) Options may be either non-qualified options or qualified incentive stock options. The options granted in 1995 were non-qualified and become exercisable in installments at the rate of 25% per year after the first, second, third and fourth anniversaries of the date of grant. Vested options are exercisable for ten years from the date of grant.

(b) These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on stock option exercises and common stock holdings are dependent on the future performance of the Common Stock and overall stock market conditions. There can be no assurance that the amounts reflected in this table will be achieved.

(c) The potential realizable gain to all stockholders is based on 14,961,354 shares outstanding and a fair market value of $17.25 per share on July 27, 1995, the date the options were granted, over the 10-year term of the options.

The following table sets forth as of the year-end the number and values of the shares of common stock underlying the outstanding "in-the-money" options held by the named executive officers. The values represent the positive spread between the exercise price of the options and the year-end price of the common stock.


                 Shares                          Number of Unexercised             Value of Unexercised In-the
               Acquired on        Value      Options at Year-End Exercisable/       Money Options at Year-End
   Name          Exercise       Realized              Unexercisable               Exercisable/Unexercisable($)
- --------------------------------------------------------------------------------------------------------------
Roger B. Ware     None             N/A          45,250           15,750                 26,250          --
- --------------------------------------------------------------------------------------------------------------

                      Shares                      Number of Unexercised           Value of Unexercised In-the
                   Acquired on      Value     Options at Year-End Exercisable/     Money Options at Year-End
     Name            Exercise     Realized             Unexercisable              Exercisable/Unexercisable($)
- -----------------  -----------   ---------    --------------------------------    ----------------------------
Fred T. Roberts        None          N/A          22,250          10,750          12,250            --
Arthur J. Mastera      None          N/A          20,250          10,750              --            --
Michael L. Pautler     None          N/A          23,250          10,750          12,375            --
James R. Pouliot       None          N/A              --          35,000              --            --

PERFORMANCE UNIT PLAN VALUES

     Guaranty's Performance Unit Plan, adopted in 1987, presently covers only three key officers. Awards under the Plan are payable in cash over a period of five to eight years. Each vested unit is approximately equal in value to the book value of one share of the Company's common stock. The purpose of the Plan is to motivate the participants to remain with the Company for an extended period of time and to use their best efforts to maximize shareholder value so long as the units are outstanding.

In order to encourage the recipients of 1987 awards to defer payment of their awards until 1998, the Committee placed a floor on the value of the awards equal to their value as of September 30, 1994. To receive the cash value of a unit, the employee must remain an employee of the Company until the dates shown in the following table, which also sets forth the value of the awards as of December 31, 1995:

                  Year     Number    Value at   Payment Deferred
Name             Awarded  of Units    12/31/95       Until
- ---------------  -------  --------  ----------  ----------------

Roger B. Ware       1987    89,248  $1,175,147   January 1, 1998
                    1983    26,774     352,538    Sept. 30, 1998

James R.            1995    15,994  $  210,599     Dec. 31, 1998
  Pouliot

Fred T.             1987    41,650  $  548,414   January 1, 1998
  Roberts           1993    10,413     137,110    Sept. 30, 1998

EMPLOYMENT AND SEVERANCE AGREEMENTS

     On September 1, 1986, Guaranty entered into an employment agreement with Mr. Ware. The agreement currently provides for a base annual salary to be fixed by the Board of Directors ($310,000 as of March 25, 1996), and for such bonus and other incentive and deferred compensation as the Board determines to be appropriate. The agreement also provides that its term is automatically extended so that it will be effective at all times for a period of two years. On February 29, 1996, the agreement with Mr. Ware and the Company was amended to provide that he will remain as President and Chief Executive Officer through December 31, 1996, and thereafter will serve for two years as a Senior Consultant to the Company at the same base salary. Mr. Ware remains eligible for his normal 1996 performance bonus, but is not eligible for such bonuses for 1997 or 1998. Mr. Ware has agreed that he will not compete with Guaranty for a one-year period after the termination of the agreement. The agreement may be terminated by Guaranty upon Mr. Ware's disability. Mr. Ware would be paid 50% of his base salary for a two-year period if the agreement is terminated due to his disability.

     With the acquisition of Viking on July 18, 1995, an employment agreement with Mr. Pouliot became effective for a term which is automatically extended so that it will be in effect at all times for a period of two years. The agreement provides for the grants of Restricted Stock, Stock Options and Performance Units described above, an annual salary of at least $250,000 ($262,000 as of March 25, 1996), and a guaranteed bonus with respect to 1995 and 1996 of at least 35% of his earned salary for those years. Mr. Pouliot has also agreed that he will not be employed by any business in the non-standard private passenger automobile insurance industry for a period of one year following termination of his employment agreement.

     The Board of Directors has adopted a severance policy applicable to the officers of the Company's insurance company subsidiaries. Pursuant to this policy, officers are entitled to receive six months to one year's notice of termination, depending on the position held, except in the event of termination for cause. The policy currently applies to all of the senior officers other than Messrs. Ware and Pouliot, including the other executive officers named in the Compensation Table above, each of whom is entitled to one year's notice of termination.

     In September, 1991, the shareholders of Guaranty authorized the execution by Guaranty of indemnification agreements with directors, officers and certain employees of Guaranty and its subsidiaries, which, among other matters, supplement the indemnity provided under Guaranty's articles of incorporation and by-laws and the Colorado Corporation Code.

COMPENSATION OF DIRECTORS

     In 1995, Guaranty paid its seven non-management directors a retainer fee at the rate of $15,000 a year and an attendance fee of $800 for each Board of Directors or committee meeting attended, except that $400 was paid for a committee meeting held on the same date as a board meeting. The Committee chairmen received an additional annual retainer of $5,000. Officers of Guaranty and Orion who serve as directors of Guaranty do not receive either a retainer fee or attendance fees for their service. All directors and officers are reimbursed for expenses incurred in attending Board of Directors and committee meetings. Effective January 1, 1996 the annual retainer fee was increased to $17,000.

COMPENSATION COMMITTEE REPORT

     The Company's Compensation Committee consists of four members of the Company's Board of Directors. Three members are nominated by Orion, pursuant to the November 7, 1991, Shareholder Agreement, as amended, between Orion and the Company. The current Orion designees are its chief executive officer, its former chief operating officer who is now a consultant to Orion, and the chairman of Orion's Compensation Committee, who is an outside director of both Orion and Guaranty. Roger B. Ware, Guaranty's president, serves as a member of the board of directors of Orion, and as such receives the regular fees paid to all non-employee directors of Orion, but he is not a member of the Compensation Committee of either corporation.

     Objectives. Guaranty's Compensation Committee is responsible for establishing and administering the Company's compensation policies for its chief executive officer and its other senior officers, for determining annually the base salary and bonus for each of the senior officers, and for awarding grants under the Company's Long-Term Incentive Performance Plan and its Incentive Bonus Plan. The Committee's goal is to motivate management to enhance the profitability of the Company and thus its value to shareholders. The Committee recognizes that to achieve this goal the Company must attract and retain qualified executives who will contribute significantly to the Company's progress. Therefore, the Committee has sought to establish compensation policies which will maintain a multi-dimensional balance among corporate, business unit and individual performance factors which will lead to long term growth in premium volume and profitability at a pace consistent with maintaining conservative levels of capitalization and loss reserves.

     To this end, the Committee has determined that, in general, the base salaries of management should be at or slightly above the median salary levels of comparable companies recognizing, however, that limited information is available concerning competitive specialty insurance companies of comparable size. The Committee emphasizes variable compensation programs, based upon achievement of individual and Company goals, which would make possible total compensation levels which the Committee believes to be at the high end of the range for such companies if the Company's or business unit's performance is above average. The Committee believes that the Company's Bonus and Long-Term Incentive Compensation Plans are key factors both for achieving this objective and for attracting, retaining and motivating its executives.

     General. The Committee considers a variety of factors in connection with compensation decisions, although none of them is assigned a specific weight. During the first quarter of each year, the Committee reviews material provided by the chief executive officer in connection with his recommendations for adjustments in the base salaries of each officer and the award of bonuses with respect to services performed during the preceding year. This information includes the annual performance goals established for the Company and its various business units and the Company's operating results for the preceding year, as compared to its business plan and the results of other companies. Specially commissioned surveys of competitive companies are also obtained at three to five year intervals. The individual experiences of its members in connection with the operation of other businesses with which they are or were associated are also taken into account by the Committee.

     Chief Executive Officer. In determining the 1995 base salary for the chief executive officer, the Committee considered, in addition to the foregoing, the Company's financial performance as measured by its three key financial targets: a 15% increase in gross written premiums, a GAAP operating ratio of not more than 98%; and a return on equity of at least 15%. For 1994, against these key ratios, the Company achieved a 15% return on equity, a 13% increase in gross written premium volume and an operating ratio of 97.5%.

     In addition, the statutory combined loss and expense ratio was under 100% in 1994 for the eighth consecutive year, at 96.8%. The property and casualty industry ratio during 1994 averaged 108.4% and has not been under 100% since 1978. During 1994 the Company's achievements were also recognized by A.M. Best, which upgraded the Company's insurance subsidiaries to a rating of "A+ (Superior)." Based on the foregoing, the Company awarded Mr. Ware a salary increase of approximately 11%, commencing in April, 1995.

     Mr. Ware's 1995 bonus award of $50,000 represented an amount equal to one-third of his bonus for the preceding year and 21% of the maximum 1995 bonus for which he was eligible. In determining the amount, the Committee took into account the fact that while the Company's overall financial results for the year were disappointing and it did not meet its key objectives, its statutory combined loss and expense ratio of 105.6% was nevertheless approximately one point better than A.M. Best's 1995 estimate for the property and casualty industry, and a number of other positive achievements were recorded. In particular, the Company acquired Viking and financed the acquisition on what the Committee believes to be favorable terms, a significant development which the Committee anticipates will have a positive effect on future net earnings and shareholder value. Also, book value per share increased during 1995 by 20%, primarily due to the positive impact on the Company's investment portfolio of the strong stock and bond markets.

     Other Executive Officers. A similar process was followed in determining the level of salary increases and bonuses for the other officers of Guaranty. Performance goals are established at the beginning of the year for each officer and the Committee is able to consider the extent to which they have been met.
In addition, the Committee reviewed the earnings, the expense ratio, the operating ratio, premium growth and operating cash flow of the individual business units within the Company with which the officers were associated, and it met with the chief executive officer to review management's compensation recommendations, based on the individual performance of each officer and management's evaluation of the factors considered by the Committee as they applied to each of the officers. While individual compensation increases varied substantially, Guaranty limited its annual executive compensation increases in 1995 to an aggregate of 5% of the executive payroll.

     Awards under Guaranty's Incentive Cash Bonus Plan are based in part on the Company's performance for the year and in part on the achievement of the individual goals and objectives which are set at the beginning of the year by agreement between each officer and the senior executive to whom he or she reports. Target awards for 1995, as a percentage of 1995 base salaries, ranged from 20% for certain vice presidents to 40% for the chief executive officer. Depending on performance, bonus payments may range between zero and two times the target amount. In February, 1996, the Committee approved aggregate bonus payments of $501,000 under the Plan for 1995 performance by all officers of the Company's insurance subsidiaries. This amount, which was approximately one-third of the total for the previous year, reflected both the achievement by the officers of their personal goals for the year and the Company's 1995 financial performance. Bonuses paid to Viking's officers reflect their performance since Viking's acquisition by the Company. Amounts awarded to the Company's executive officers in 1996 with respect to 1995 performance are reported in the Proxy Statement's Summary Compensation Table.

     Long-Term Incentives. Long-term incentives for the company's chief executive officer and other officers are provided through the Company's 1991 Long-Term Performance Incentive Plan. The Committee grants awards under the Incentive Plan primarily on the basis of the executive's ability to influence the Company's long term growth and profitability. The awards can be in the form of stock options or restricted stock. The Committee has the authority to determine to whom awards will be made, in what amounts and on what conditions. It is through awards under this Plan that the Committee attempts to align management's long range interests with those of the shareholders and to provide an opportunity for its officers to build a meaningful stake in the Company. The amounts of the restricted stock awards described in the Summary Compensation Table of this Proxy Statement, were based on the Committee's subjective determination as to an award which would motivate the executive to remain with the Company until the award vested and to use his best efforts to enhance the value of the Company during that period.

     Other Benefits. The officers of the Company may also participate in the Company's 401(k) Plan to which both the Company and employees may make contributions, and in health and other benefit plans which are available to employees generally. In addition, the Company adopted in 1987 a Performance Unit Plan pursuant to which the awards described under "Performance Unit Plan Values" in the Proxy Statement were made. The authority to make awards under the Plan is reserved to the Committee, which determined that the 1987 and 1993 awards under the Plan had demonstrated their usefulness in retaining and motivating the key executives who were responsible for the Company's operating results during the ensuing years, and that the 1995 award to Mr. Pouliot would motivate him to remain as key executive of the Company until 1998 and compensate him fairly for his contribution to increases in shareholder values during that period. At the present time, the Committee has no plans to make further awards under the Performance Unit Plan.

     Deductibility of Compensation. Section 162(m) of the Internal Revenue Code, enacted in 1993, generally disallows a tax deduction to public companies for compensation over $1 million paid to the Company's Chief Executive Officer or any of the four other most highly compensated executive officers. Qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met. No executive officer would have been subject to the limitations of
Section 162(m) had it applied in 1995. The Committee intends to structure any compensation for executive officers so that it qualifies for deductibility under the new statute to the extent feasible. However, the Committee reserves the authority to authorize payments, including salary and bonuses, that may not be deductible if it determines that they are needed to maintain the Company's competitive position.

                         COMPENSATION COMMITTEE

                              William J. Shepherd, Chairman
                              Alan R. Gruber
                              M. Ann Padilla
                              Robert B. Sanborn

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Guaranty and Orion have entered into a shareholder agreement pursuant to which Orion has the right to require Guaranty to register any or all of Orion's shares of Common Stock under the Securities Act of 1933, as amended (the "Securities Act"), on up to three occasions through November 1997. In addition, Guaranty has agreed to use its best efforts to include such shares in any underwritten public offering of its Common Stock under the Securities Act and to pay all expenses in connection with the first two registrations.

     In the ordinary course of business, the Company's wholly-owned insurance company subsidiaries reinsure certain risks with other companies. Such arrangements serve to limit their maximum loss on large risks. To the extent that any reinsuring company is unable to meet its obligations, the Company would be liable for such amounts. For 1995, Guaranty National Insurance Company ("GNIC") and Landmark American Insurance Company entered into a 100% reinsurance agreement with an Orion insurance subsidiary. Premiums written and ceded under this agreement are included in premiums written as reported in Guaranty's financial statements and were $152,000 for 1995. Guaranty was paid $5,000 in fees in conjunction with this reinsurance agreement. Also, during 1995 GNIC entered into reinsurance agreements with other Orion insurance subsidiaries pursuant to which GNIC assumed business written through affiliates totalling $9,495,000 in premium. Guaranty paid to Orion $160,000 in fees and reimbursed $178,000 of actual expenses incurred by Orion in conjunction with this reinsurance agreement.

     Effective January 1, 1993, the Company's insurance subsidiaries entered into a reinsurance agreement ("1993 Agreement") with National Reinsurance Corporation ("NRC"), a wholly owned subsidiary of National Re Holdings Corporation ("National Re"). The 1993 Agreement, as amended, primary provides reinsurance limits up to $6,000,000 in excess of the Company's retention of $150,000 to $300,000. The Company ceded $38,215,000 in premiums to NRC during 1995 and received $12,358,000 in ceding commissions. Subject to certain renewal and cancellation provisions, the agreement expires at the end of 1998. With the exception of 1992, NRC has been a principal reinsurer of the Company since 1985. Steven B. Gruber, a son of Alan R. Gruber, Chairman of Guaranty, has been a director of National Re since 1990. Neither of the Messrs. Gruber participated in the negotiation of the 1993 Agreement and its subsequent amendments.

     A subsidiary of Orion is an agent for the Company, pursuant to the Company's standard agency contract. During 1995, this agency produced $411,000 in premiums and was paid $72,000 in commissions. The Company expects to pay it a similar amount in 1996.

     During 1995, the Company's outstanding subordinated notes (the "2003 Notes") in the principal amount of $20,896,000, which were held by Orion, were converted into 1,326,128 shares of the Company's common stock. Total interest paid to Orion in 1995 was $1,122,000.

     In 1995, during the assembly of the Viking acquisition financing, the Company received a commitment for a $21,000,000 Bridge Loan from Orion for which it paid a $210,000 commitment fee to Orion.

     The Company and Orion have entered into an investment management agreement pursuant to which the investment portfolio of the Company (other than short-term investments and a portion of the equity securities) will continue to be managed by investment managers of Orion, under the direction and supervision of Guaranty and subject to Guaranty's Investment Policies. For its investment management services, Orion was paid $595,000 in 1995, which will be increased to $650,000 in 1996, in recognition of the additional investment balances resulting from the Viking acquisition. The contract will continue in effect for one year unless terminated by either party upon 90 days prior written notice.

     During 1995 the Company's investment in a leasehold participation in an office building in Monterey, California, owned and primarily occupied by one of Orion's insurance subsidiaries, Design Professionals Insurance Company ("DPIC"), was redeemed for cash. Interest earned for 1995 was $355,000.

     Orion has committed to invest up to $5,000,000 in Insurance Partners L.P., a partnership formed to make equity investments of up to approximately $550 million in the insurance industry. Guaranty has committed to participate in Orion's commitment in an aggregate amount not to exceed $1,500,000. Insurance Partners L.P. is managed by Insurance Partners Advisors L.P., of which Steven B. Gruber is a managing director.

     Mr. Richard R. Thomas, who is a director of Guaranty, is Chairman of the Board and sole owner of ADCO General Corporation, a general agent of the Company. ADCO has received from the Company gross commissions (including contingency commissions), pursuant to a standard agency contract, of approximately $813,000 in 1995 and is expected to receive gross commissions of approximately the same amount during the current fiscal year.

                                   EXHIBIT 2


            INFORMATION CONCERNING EXECUTIVE OFFICERS OF THE COMPANY

     The following is a summary of certain information regarding the executive officers of the Company. All officers of Guaranty and its subsidiaries serve at the pleasure of their respective Boards of Directors.

     Roger B. Ware has been President, Chief Executive Officer, and a Director of Guaranty since 1983; he also served as a Senior Vice President of Orion from 1988 to 1991 and is a Director of Orion. At his request, December 31, 1996 has been fixed as Mr. Ware's normal retirement date. The Board expects to designate a successor to Mr. Ware by mid-year; age 61.

     Shelly J. Hengsteler was appointed Controller and Assistant Treasurer and Principal Accounting Officer of Guaranty in January 1996. Ms. Hengsteler joined Guaranty National as a Financial Accountant in 1989. From 1991 until 1994, she was a Financial Reporting Manager and from 1994 through 1995 she served as Director of Corporate Finance; age 33.

     Arthur J. Mastera has been President of Guaranty National Personal Lines Division since November 1995. Mr. Mastera rejoined GNIC as Senior Vice President-Administration and Corporate Information Systems in February 1992. From 1989 until 1992, he was Senior Vice President of Planning and Administration at Orion Capital Companies. Mr. Mastera originally joined GNIC in 1983; age 55.

     Jacqueline L. Melton has been Senior Vice President of Human Resources of GNIC since 1991. Ms. Melton joined GNIC in 1980 and from 1986 to 1991 she served as Vice President of Human Resources; age 45.

     Michael L. Pautler joined GNIC in 1981 and since 1988 has been Senior Vice President-Finance and Treasurer of Guaranty; age 41.

     James R. Pouliot has been Chief Executive Officer of Viking Insurance Holdings, Inc. since 1992. Prior to joining Viking in 1992, Mr. Pouliot served as Vice President of Marketing for Great American Insurance Company from 1990 to 1992; age 42.

     Fred T. Roberts has been President of Commercial Lines Unit of GNIC since November 1995. He served as Senior Vice President of Claims of GNIC from 1984 to 1995; age 54.

                                   EXHIBIT 3


                                SPECIAL FACTORS


BACKGROUND OF THE TRANSACTION

     Since August 1984, Orion has had, directly or through wholly-owned subsidiaries, a substantial ownership interest in the Company. In November 1988, Orion, through wholly-owned subsidiaries, increased its ownership of the Company from 49.7% to 100%. On November 20, 1991, Orion sold 6,250,000 Shares of the Company's common stock in an initial public offering at a net price per Share of $13.60, reducing its ownership interest to 49.3% of the then outstanding Shares. Since then, the Company has operated as an independent publicly-traded company.

     In connection with the 1991 public offering, Orion, certain of its subsidiaries and the Company entered into a Shareholders Agreement. Such Agreement was amended in 1994 to provide for an increase in the number of directors, including directors independent of management and Orion, and was most recently amended in March 1995 to provide for increasing the number of directors to eleven. Pursuant to the Shareholders Agreement, as amended (the "Shareholders Agreement"), Messrs. Alan R. Gruber, Chairman and Chief Executive Officer of Orion, Larry D. Hollen, President and Chief Operating Officer of Orion, and William J. Shepherd, a director of Orion, currently serve as Orion's designated directors on the Company's Board. Mr. Gruber is Chairman of the Board of the Company. Messrs. Gruber and Shepherd represent two of the four members of the Company's Compensation Committee. Mr. Shepherd is the Chairman of both Orion's Compensation Committee and the Company's Compensation Committee. For additional information about the Shareholders Agreement, see SPECIAL FACTORS--"Interests of Certain Persons in the Transaction; Securities Ownership; Related Transactions" and THE OFFER--Section 11.

     Mr. Robert B. Sanborn, Mr. Hollen's predecessor as President and Chief Operating Officer of Orion, who is a director of and a senior executive consultant to Orion, is also a member of the Company's Board and of its Compensation Committee. Mr. Sanborn receives the regular fees and other benefits provided to all non-employee directors of the Company. Mr. Roger B. Ware, the Company's President and Chief Executive Officer, serves as a member of Orion's Board of Directors but is not a member of any of its committees. Mr. Ware receives the regular fees and other benefits provided to all non-employee directors of Orion.

     Orion and the Company are also parties to an investment management agreement pursuant to which the investment portfolio of the Company (other than short-term investments and a portion of the equity portfolio) is managed by Orion under the direction and supervision of the Company and subject to the Company's investment policies. In addition, Orion's insurance subsidiaries have entered into certain reinsurance agreements in the ordinary course of business with the Company's insurance subsidiaries. For additional information about transactions between Orion and the Company, see SPECIAL FACTORS--"Interests of Certain Persons in the Transaction; Securities Ownership; Related Transactions."

     On July 18, 1995, the Company acquired all the capital stock of Viking Insurance Holdings, Inc. ("Viking Holdings") for a total consideration of $102,700,000 (subject to certain adjustments). The Company financed the acquisition of Viking Holdings by selling 1,550,000 Shares in a European offering pursuant to Regulation S under the Securities Act of 1933, as amended (the "Securities Act"), and utilizing a portion of a new $110,000,000 credit facility from a group of lending banks. Certain of Orion's wholly-owned subsidiaries held $20,896,000 of the Company's subordinated promissory notes due 2003 (the "2003 Notes") which had been issued in November 1991. To facilitate the Company's acquisition of Viking Holdings, the entire principal amount of the 2003 Notes was converted in July and October 1995 into 1,326,128 Shares at $15.76 per Share, the same net price received by the Company in its Regulation S offering. The conversion of the 2003 Notes restored Orion to its previous ownership level in the Company of slightly less than 50% of the outstanding Shares following the increase in the number of Shares resulting from the Company's Regulation S offering. See SPECIAL FACTORS--"Interests of Certain Persons in the Transaction; Securities Ownership; Related Transactions."
Orion's subsidiaries received the following number of Shares upon conversion of the 2003 Notes:

                                                                  Number of
                                                               Shares Received
                                                               ---------------

     The Connecticut Indemnity Company                              74,462
     Connecticut Specialty Insurance Company                        10,154
     Design Professionals Insurance Company                         47,448
     EBI Indemnity Company                                          47,046
     Employee Benefits Insurance Company                            67,212
     The Fire and Casualty Insurance Company of Connecticut         27,416
     Security Insurance Company of Hartford                        855,721
     Security Reinsurance Company                                  128,955
     SecurityRe, Inc.                                               67,714
                                                                 ---------
          Total                                                  1,326,128
                                                                 =========

     From November 1995 through March 1996, Design Professionals Insurance Company ("DPIC") acquired an additional 80,000 Shares in open market purchases. Except as set forth below or elsewhere herein, there have been no transactions or negotiations between or among Orion, the Company and their affiliates and third parties in the last three fiscal years regarding a merger, consolidation, asset acquisition, tender offer, sale of assets, election of directors, or acquisition of securities.

     In December 1995, a representative of a company in the insurance industry expressed an interest to Mr. Gruber in acquiring from Orion its Shares in connection with a possible acquisition of the Company. In a subsequent conversation in February 1996, the representative of such company indicated that its management had decided to pursue another possible acquisition. No further contact has been made by the interested party and no price for securities of the Company was discussed.

     Also in February 1996, Mr. Gruber discussed with a representative of another insurance company a possible acquisition from Orion of its Shares. Such company decided to pursue other opportunities. No price was discussed for the Shares, and no offer was made.

     In March 1996, a representative of a financial intermediary told Mr. Gruber that he had proposed to a named third-party entity the possible purchase from Orion of its Shares in connection with a possible purchase of the Company. The financial intermediary was not retained by Orion to effect such a transaction and Orion has no information to the effect that he has been retained to do so by the third party. Orion has had no further contact concerning the proposal, has received no offer and is not engaged in negotiations concerning the proposal.

     Messrs. Ware and Gruber have discussed from time to time increasing Orion's ownership interest in the Company. At the April 2, 1996 Board of Directors meeting of the Company, Mr. Ware asked Mr. Gruber to indicate Orion's present plans, if any, with respect to increasing its ownership interest in the Company. Mr. Gruber indicated that no plans, proposals or any intention had been arrived at by Orion or its subsidiaries which hold Shares, but that each reserved the right to develop plans to acquire additional Shares, including through open-market purchases or a tender offer which could be for all or a part of the Shares. Mr. Ware expressed his preference for Orion's acquiring all of the equity of the Company.

     On May 7,1996, at special meetings, the Board of Directors of each Purchaser authorized the making of the Offer. At the meeting of the Board of Directors of Orion, Mr. Ware participated but abstained from voting. The Company was advised that the Offer would be commenced on May 8, 1996. A press release was issued by Orion on May 7, 1996.

FAIRNESS OF THE OFFER

     The Offer price of $17.50 per Share was determined by Orion, with the other Purchasers, after considering the factors set forth below and without negotiations with the Company.

     The Purchasers believe that the Offer is fair to the unaffiliated holders of Shares to whom it is directed. In concluding that the Offer is fair to such stockholders, the Purchasers have considered, among other matters, (i) that the $17.50 per Share price represents a premium of $1.375 over the closing sale price of $16.125 per Share as reported by the New York Stock Exchange (the "NYSE") on May 7, 1996, the date prior to the commencement of the Offer; (ii) that the $17.50 per Share price represents an increase of $3.12 over the net book value per Share of $14.38 as of March 31, 1996 and an increase of $5.33 over the tangible book value per Share of $12.17 as of the same date (the Purchasers have made no analysis of the liquidation value of the Company and therefore have no basis for expressing an opinion as to the comparison of the Offer price to liquidation value); (iii) recent, and historical, market prices of the Shares since the Company became a public company in November 1991, including the average daily closing stock price for the six-month period ended April 30, 1996 of $14.695; (iv) Orion's evaluation of competitive trends and other conditions in the markets in which the Company operates; (v) Orion's knowledge of the business, historical results of operations and the properties, assets and earnings of the Company and its recent financial and operating performance (see THE OFFER--Section 7); (vi) the per Share price of $16.50 ($15.76 net of expenses) received by the Company from the sale of 1,550,000 Shares in June 1995 in the Regulation S offering; (vii) the conversion price of $15.76 per Share for an aggregate of 1,326,128 Shares issued in June and October of 1995 for the conversion of $20,896,000 of the 2003 Notes of the Company which were held by subsidiaries of Orion; (viii) the average per Share price of approximately $14.45 paid by the Company both to subsidiaries of Orion and to unaffiliated holders in 1994 for the repurchase of 459,200 Shares pursuant to the repurchase program authorized by the Company's Board of Directors in 1994 (see THE OFFER--Section 9); (ix) the per Share prices paid by DPIC ranging from $13.375 to $14.00 to acquire 80,000 Shares in the open market between November 1995 and March 1996; and (x) the fact that the Purchasers already beneficially own 49.5% of the outstanding Shares.

     The foregoing discussion of the information and factors considered by the Purchasers is not intended to be exhaustive. In view of the wide variety of factors considered in connection with their determination of the Offer price and their evaluation of the fairness of the Offer, the Purchasers did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Purchasers viewed their position as being based on the totality of the information presented to and considered by them. On balance, however, the Purchasers viewed the factors set forth in items (i) through (v) and (x) as very favorable to their decision, the matters set forth in items (vi) and (ix) as being influential, and the remainder of lesser significance. In particular the Purchasers consider that the Offer price of $17.50 per Share represents a premium over the price at which the Shares were trading immediately prior to the date of commencement of the Offer.

     The Purchasers also have taken into account that the liquidity and market value of the remaining Shares held by the public could be adversely affected by the reduction in the number of stockholders, reduction in the number of Shares held by unaffiliated stockholders, the possible de-listing of the Shares by the NYSE and the possible de-registration of the Shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Purchasers have further taken into account their intent and present expectation that the Shares will remain publicly traded. See SPECIAL FACTORS--"Certain Effects of the Transaction" and THE OFFER--Section 6.

     In advance of a meeting of the Board of Directors of the Company in December 1995, the Company provided its 1996 operating plan to the members of its Board of Directors, including Messrs. Gruber, Hollen, Sanborn and Shepherd (all of whom are members of the Board of Directors of Orion of which Mr. Gruber is Chairman of the Board, Messrs. Gruber and Hollen are executive officers and Mr. Sanborn is a senior executive consultant) (see

INTRODUCTION and SPECIAL FACTORS--"Interests of Certain Persons in the Transaction; Securities Ownership; Related Transactions"). Such operating plan was prepared by the Company's management based on numerous assumptions concerning mix of business, changes in insurance premium rates, growth, renewal rates, claim frequencies and severity, commission ratios, premium taxes, expenses, realized gains, shareholder dividends and other factors. The 1996 operating plan includes premiums earned of $486,481,000; operating earnings (earnings after taxes, excluding realized investment gains and losses) of $22,401,000 or $1.50 per Share; and net income (including assumed realized investment gains) of $24,351,000 or $1.63 per Share. In 1995, the Company had premiums earned of $390,017,000, operating earnings of $6,790,000 or $.51 per Share, and net income of $8,929,000 or $.67 per Share. For the first quarter of 1996 and 1995, respectively, the Company's earned premiums were $115,470,000 and $79,468,000; operating earnings were $4,499,000, or $.30 per Share, and $5,398,000, or $.45 per Share; and net income was $5,787,000, or $.39 per Share, and $5,768,000, or $.48 per Share.

     Orion believes that the 1996 operating plan is based on a variety of assumptions which, though considered reasonable by the Company's management for purposes of establishing an operating business plan, are subject to substantial uncertainties and contingencies, many of which are beyond the Company's control. The 1996 operating plan was not prepared with a view to public dissemination or compliance with published guidelines of the Commission or of the American Institute of Certified Public Accountants. The information cited therefrom is included herein solely because it was known to the executive officers and directors of Orion during the period when it was considering whether to proceed with the Offer. None of the Purchasers assumes any responsibility for the accuracy of the 1996 operating plan. For historical financial information concerning the Company, see THE OFFER--Section 7.

     The Purchasers have not obtained, or sought to obtain, any report, opinion or appraisal from an outside party, including, without limitation, an investment banker's opinion as to the fairness of the Offer to unaffiliated holders of Shares. The Purchasers have not negotiated the Offer price with the Company and do not intend to do so.

PURPOSE AND STRUCTURE OF THE TRANSACTION; PLANS FOR THE COMPANY AFTER THE OFFER

     Orion, through its subsidiaries, beneficially owns approximately 49.5% of the Shares outstanding as of May 6, 1996. A principal purpose of the Offer, in addition to its being a favorable investment opportunity, is to achieve a sufficient ownership interest in the Company to permit Orion to file consolidated federal income tax returns that include the Company. Section 1504(a)(2) of the Code requires generally that 80% or more of both the total voting power and the total value of the stock of a corporation (other than certain preferred stock) be owned by one or more of the members of an "affiliated group" in order for such corporation to be included within such group and thereby join in the filing of consolidated federal income tax returns of such group. See INTRODUCTION and SPECIAL FACTORS--"Certain Effects of the Transaction" with respect to the federal income tax sharing agreement that Orion intends to seek to enter into with the Company in such event.

     As described under THE OFFER--Section 2, if fewer than 4,600,000 Shares are properly tendered and purchased pursuant to the Offer, and Orion together with the other entities in its consolidated tax group then owns less than 80% of the outstanding Shares, Orion intends, subject to market conditions, that it and/or its wholly-owned subsidiaries will purchase additional Shares in order to acquire an 80% ownership interest in the Company. Such purchases may be made through open market or privately negotiated purchases or another tender offer (which may be for less than all the Shares), at prices acceptable to Orion and its subsidiaries, which may be greater or lesser than the Offer price for the Shares. There can be no assurance that such purchases of Shares will be made or over what period of time such Shares, if any, might be purchased.

     After completion or termination of the Offer, regardless of the number of Shares purchased in the Offer, Orion also reserves the right to purchase directly or through its subsidiaries additional Shares in the open market, in privately negotiated transactions, in another tender or exchange offer or otherwise. Any acquisition of Shares by Orion, or its subsidiaries, would have to be made in accordance with applicable legal requirements, including those under the Exchange Act. After completion or termination of the Offer, Orion also reserves the right, but has no present intention, (i) to sell Shares in open market or negotiated transactions, (ii) to propose a merger or other similar business combination of the Company involving consideration consisting of cash or securities or a combination of cash and securities or (iii) to propose such a transaction involving consideration having a value more or less than the amount to be paid per Share pursuant to the Offer. See THE OFFER--
Section 11.

     It is the present intention of the Purchasers, following the consummation of the Offer, that the Company operate with its own management and that its Shares will continue to be publicly traded. However, upon the completion of the Offer, Orion reserves the right to conduct a further review of the Company and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and to consider what, if any, changes would be desirable in light of the circumstances which then exist, subject to applicable legal requirements. Such changes could include, in addition to those described under SPECIAL FACTORS--"Purpose and Structure of the Transaction; Plans for the Company After the Offer" and - "Certain Effects of the Transaction," changes in the Company's or any subsidiary's business, corporate structure, articles of incorporation, by-laws, capitalization, board of directors, management or dividend policy. The Purchasers expect that the Company will continue to have a number of directors who are independent of management of the Company, consistent with applicable law and the requirements of the NYSE and other regulatory bodies.

     For additional information concerning legal or contractual requirements applicable to the Purchasers' plans, see THE OFFER--Section 11. In addition, while Orion does not intend or presently anticipate that the acquisition of up to 4,600,000 Shares in the Offer, if the Offer is consummated, would result in the de-listing of the Shares which currently trade on the NYSE or in de-registration of the Shares under Section 12 of the Exchange Act, there can be no assurance that this will not occur. See SPECIAL FACTORS--"Certain Effects of the Transaction" and THE OFFER--Section 6.

     Except as set forth above in this Offer to Purchase, none of the Purchasers has any present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iii) any material changes in the Company's corporate structure, business or composition of its management or personnel; (iv) any material change in the present capitalization, dividend rate or policy or indebtedness of the Company;
(v) any change in the present board of directors of the Company, including, but not limited to, any plan or proposal to change the number or term of existing directors, to fill any existing vacancy on the board or to change any term of the employment contract of any executive officer; (vi) a class of equity securities of the Company being de-listed from a national securities exchange or ceasing to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association or becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION; SECURITIES OWNERSHIP; RELATED TRANSACTIONS

     Directors and Officers. As described in this Offer to Purchase under SPECIAL FACTORS--"Background of the Transactions" and - "Purpose and Structure of the Transaction; Plans for the Company After the Offer," three of the Company's directors are designated by Orion pursuant to the Shareholders Agreement, including Mr. Gruber, who is Chairman of the Board of the Company and also of Orion. The Shareholders Agreement also provides that so long as Orion or its subsidiaries beneficially own in the aggregate 30% or more of the voting securities of the Company, Orion will continue to have the right to designate three nominees to the Company's Board (one of whom will be the Chairman of the Board), and so long as Orion or its subsidiaries beneficially own 20% or more of the Company's securities, Orion will have the right to designate two nominees. Orion may also require that the Company's Compensation Committee include Orion's nominees to the Company's Board. None of Orion's nominees, other than Mr. Shepherd, receives any compensation from the Company, including any retainer fee or attendance fee, for his services, except for travel expenses in connection with attendance at directors' meetings. For information concerning the directors and executive officers of the Purchasers, see Schedule I to this Offer to Purchase.

     Securities Ownership. Orion, through its subsidiaries, owns, in the aggregate, 7,409,942 Shares. Set forth below is the number of Shares held by the Purchasers respectively as of the date of this Offer to Purchase:


Purchaser                                                 No. of Shares   %*
- ---------                                                 -------------  ----

The Connecticut Indemnity Company                               407,995   2.7
Connecticut Specialty Insurance Company                         110,154   0.7
Design Professionals Insurance Company                          167,115   1.1
EBI Indemnity Company                                           505,379   3.4
Employee Benefits Insurance Company                             493,612   3.3
The Fire and Casualty Insurance Company of Connecticut          197,416   1.3
Security Insurance Company of Hartford                        4,921,802  32.9
- ---------------------

   * Based on the number of Shares reported by the Company in the March 10-Q to be outstanding as of May 6, 1996.

     In addition, two other wholly-owned subsidiaries of Orion own Shares as follows: SecurityRe, Inc. owns 67,714 Shares or 0.5% of the Shares outstanding and Security Reinsurance Company owns 538,955 Shares or 3.6% of the Shares outstanding as of such date.

     Although each of Orion's subsidiaries has sole power to vote and dispose of its Shares and makes its own investment decisions, Orion is deemed by its direct or indirect voting control of the subsidiaries to be able ultimately to direct the acquisition, voting and disposition of the Shares held by its subsidiaries.

     As indicated elsewhere herein, DPIC purchased a total of 80,000 Shares in the open market from November 1995 through March 1996 at prices ranging from $13.375 to $14.00 for an average price per Share of $13.70. Of the 80,000 Shares, 13,500 Shares were purchased during the 60 days prior to the date of this Offer to Purchase on the dates and at the prices set forth below:

                                                   PRICE PER
                                                     SHARE
                                          NO. OF    (NET OF
NAME                                      SHARES  COMMISSIONS)    DATE

Design Professionals Insurance Company     1,900      $ 13.50   03/11/96
                                          10,000      $13.625   03/12/96
                                           1,600      $ 13.50   03/12/96

     The conversion in 1995 of the 2003 Notes of the Company is discussed under SPECIAL FACTORS--"Background of the Transaction" above.

     In other transactions, pursuant to the Company's 1994 repurchase program (referred to under SPECIAL FACTORS--"Fairness of the Offer" above and THE OFFER-
- -Section 9), in 1994 the Purchasers sold an aggregate of 139,600 Shares to the Company at an average price per Share of $14.62. Such aggregate number of Shares sold by Orion's subsidiaries represented approximately 1.1% of the Shares outstanding immediately prior to the adoption by the Company of its share repurchase program.

     No executive officer or director of Orion or of any of the other Purchasers, or to the knowledge of Orion, any associate of the persons named on
Schedule I hereto beneficially owns, or has the right to acquire, directly or indirectly, any Shares except as follows:

     Name                        No. of Shares
     --------------------------  --------------

     W. Marston Becker              1,400
     Bertram J. Cohn              103,600*
     Robert B. Sanborn              1,000
     Raymond J. Schuyler              500
     William J. Shepherd            5,000
     John R. Thorne                 1,500
     Roger B. Ware                 74,321**

   * Mr. Cohn, as a managing director of First Manhattan Company, acts as co-manager in conjunction with another co-manager of each of two discretionary accounts which hold an aggregate of 103,600 Shares.

  ** As reported in the Company's Proxy Statement dated March 28, 1996 for its
     Annual Meeting of Stockholders. The number includes Shares beneficially owned as well as non-vested restricted stock and exercisable options.

     No executive officer or director has effected any transaction in the Shares during the past 60 days except that Mr. Robert H. Jeffrey sold 1,300 Shares on March 11, 1996 at a price of $13.50 per Share. For information concerning the business address of the foregoing persons, see THE OFFER--Section 8 and Schedule I.

     None of Orion's wholly-owned subsidiaries will tender Shares in the Offer. Orion has been advised that each of Messrs. Becker, Cohn, Schuyler, Shepherd and Thorne intends to tender his Shares but that Mr. Sanborn does not intend to tender his Shares. At present Orion has no information as to whether Mr. Ware intends to tender any Shares. None of the Purchasers nor any of their directors or executive officers, in his capacity as such, makes any recommendation to the stockholders of the Company regarding the Offer.

     According to the Company's Proxy Statement dated March 28, 1996 for its Annual Meeting of Stockholders to be held May 15, 1996 (the "Annual Meeting Proxy Statement"), the only holder of 5% or more of the Shares, other than Orion through its subsidiaries, is Sanford C. Bernstein & Co., Inc., One State Street Plaza, New York, New York 10004, which owned, as reported in its Schedule 13G filed with the Commission on February 7, 1996, 779,200 Shares or 5.21% of the Shares issued and outstanding as of that date. Based on information set forth in the Annual Meeting Proxy Statement, the directors and executive officers of the Company as of January 31, 1996 beneficially owned (including Shares outstanding, Shares subject to options exercisable within 60 days of January 31, 1996 and restricted Shares) an aggregate 219,122 Shares, of which 1,000 Shares were owned by Robert B. Sanborn, 5,000 Shares were owned by William J. Shepherd, 74,321 Shares were owned by Roger B. Ware, 400 Shares by Dennis J. Lacey, 39,482 Shares by Arthur J. Mastera, 506 Shares by M. Ann Padilla, 41,236 Shares by Michael L. Pautler, 12,000 Shares by James R. Pouliot, 500 Shares by Carroll D. Speckman, 25,216 Shares by Fred T. Roberts and 1,500 Shares by Richard R. Thomas.

     According to the Annual Meeting Proxy Statement, the Company adopted a Long Term Incentive Plan in 1991 for all of its employees under which, as of December 31, 1995, the number of Shares underlying outstanding unexercised options held by the named executive officers of the Company was as follows:

                                    NUMBER OF
                              UNEXERCISED OPTIONS
                                  AT YEAR-END
                           --------------------------
NAME                       EXERCISABLE  UNEXERCISABLE

     Roger B. Ware              45,250         15,750
     Fred T. Roberts            22,250         10,750
     Arthur J. Mastera          20,250         10,750
     Michael L. Pautler         23,250         10,750
     James R. Pouliot                -         35,000

     Except as set forth herein, to the Purchasers' knowledge, no member of the Company's management or Board of Directors has interests in the Offer which are not identical to those of other holders of the Shares.

     Related Transactions. As indicated elsewhere herein, Orion and its subsidiaries have entered into several agreements with the Company and its subsidiaries. Pursuant to the Shareholders Agreement, Messrs. Gruber, Hollen and Shepherd serve on the Company's Board of Directors. Under the Shareholders Agreement, Orion also has the right on up to three occasions to require the Company to register under the Securities Act Shares owned by Orion and its wholly-owned subsidiaries, which right expires in November 1997. In addition, the Company has agreed to use its best efforts to include such Shares in any underwritten public offering of its Shares under the Securities Act and to pay all expenses in connection with the first two registrations.

     Most state insurance codes require transactions between a licensed insurance company and its affiliates to be fair and reasonable. In the case of certain material transactions, an insurance company must obtain prior approval of the transaction from the appropriate state insurance department. Reinsurance agreements, tax sharing agreements, loans, guarantees, sales and other transactions of a material size, as well as management, service and cost sharing agreements must similarly be approved.

     In the ordinary course of business, the Company's insurance subsidiaries reinsure certain risks with other companies. Such arrangements serve to limit their maximum loss on large risks. To the extent that any reinsuring company is unable to meet its obligations, the Company's insurance subsidiaries would not be relieved of their liabilities. For 1995, Guaranty National Insurance Company ("GNIC") and Landmark American Insurance Company ("LAIC"), wholly-owned subsidiaries of the Company, were parties to a 100% reinsurance agreement with an Orion insurance subsidiary. Premiums written and ceded under this agreement are included in premiums written as reported in the Company's financial statements and were $152,000 for 1995. Insurance subsidiaries of the Company were paid $5,000 in fees in conjunction with this reinsurance agreement. Also, during 1995 GNIC was a party to reinsurance agreements with Orion insurance subsidiaries pursuant to which GNIC assumed business written through affiliates totalling $9,495,000 in premiums. GNIC paid to the Orion insurance subsidiaries $160,000 in fees and reimbursed $178,000 of actual expenses incurred by Orion's insurance subsidiaries in conjunction with this reinsurance agreement. For 1994, GNIC and LAIC were parties to a 100% reinsurance agreement with an Orion insurance subsidiary. Premiums written and ceded under this agreement are included in premiums written as reported in the Company's financial statements and were $643,000 for 1994. The Company's insurance subsidiaries were paid $14,000 in fees and reimbursed $1,000 for expenses in conjunction with this reinsurance agreement. Also, during 1994 GNIC was a party to reinsurance agreements with Orion insurance subsidiaries pursuant to which GNIC assumed business written through affiliates totalling $30,921,000 in premium. GNIC paid to Orion's insurance subsidiaries $666,000 in fees and reimbursed $774,000 of actual expenses incurred by Orion's insurance subsidiaries in conjunction with this reinsurance agreement. For 1993 GNIC and LAIC were parties to a 100% reinsurance agreement with an Orion insurance subsidiary. Premiums written and ceded under this agreement are included in premiums written as reported in the Company's financial statements and were $847,000 for 1993. The Company's insurance subsidiaries were paid $15,000 in fees and reimbursed $1,000 for expenses in conjunction with this reinsurance agreement. Also, during 1993 GNIC and LAIC were parties to reinsurance agreements with Orion insurance subsidiaries pursuant to which GNIC assumed business written through affiliates totalling $30,856,000 in premiums. The Company's insurance subsidiaries paid to Orion's insurance subsidiaries $582,000 in fees and reimbursed $673,000 for actual expenses in conjunction with this reinsurance agreement.

     Effective January 1, 1993, the Company's insurance subsidiaries entered into a reinsurance agreement ("1993 Agreement") with National Reinsurance Corporation ("NRC"), a wholly-owned subsidiary of National Re Holdings Corporation ("National Re"). The 1993 Agreement, as amended, primarily provides reinsurance limits up to $6,000,000 in excess of the Company's retention of $150,000 to $300,000. The Company ceded $38,215,000 in premiums to NRC during 1995 and received $12,358,000 in ceding commissions. Subject to certain renewal and cancellation provisions, the agreement expires at the end of 1998. With the exception of 1992, NRC has been a principal reinsurer of the Company since 1985. Mr. Steven

B. Gruber, a son of Mr. Alan R. Gruber, Chairman of the Company and of Orion, has been a director of National Re since 1990. Neither of the Messrs. Gruber participated in the negotiation of the 1993 Agreement and its subsequent amendments. The 1993 Agreement, as amended in 1994, provided reinsurance limits up to $9,700,000 in excess of the Company's retention of $300,000. The company ceded $31,929,000 in premiums to NRC during 1994 and received $10,377,000 in ceding commissions. The Company ceded $27,722,000 in premiums during 1993 to NRC and received $9,010,000 in ceding commissions.

     A subsidiary of Orion is an agent for the Company, pursuant to the Company's standard agency contract. During 1995, this agency produced $411,000 in premiums and was paid $72,000 in commissions. The Company expects similar premium production and commissions in 1996. During 1994, this agency produced $516,000 in premiums and was paid $90,000 in commissions. During 1993, this agency produced $537,000 in premiums and was paid $94,000 in commissions.

     During 1995, the Company's 2003 Notes in the principal amount of $20,896,000, were converted by Orion's subsidiaries into 1,326,128 Shares. Total interest paid by the Company on the 2003 Notes in 1995 to Orion's subsidiaries was $1,122,000. Total interest paid to Orion's subsidiaries for 1993 was $1,928,000 and for 1994 was $1,640,000. See SPECIAL FACTORS--
"Background of the Transaction."

     In 1995, in connection with the Viking Holdings acquisition financing, Orion made a commitment for a $21,000,000 bridge loan to the Company. The loan was not drawn down, but the Company paid a $210,000 commitment fee to Orion at the time the commitment was executed.

     The Company and Orion have entered into an investment management agreement pursuant to which the investment portfolio of the Company (other than short-term investments and a portion of the equity securities) is managed by investment managers of Orion under the direction and supervision of the Company and subject to the Company's investment policies. For its investment management services, fees were paid to Orion at a rate of $550,000 per year from 1993 through July 1995, at which time they were increased to a rate of $650,000 per year in recognition of the additional investment balances resulting from the Viking Holdings acquisition. The contract continues in effect for annual periods unless terminated by either party upon 90 days prior written notice.

     During 1990, GNIC entered into a loan participation agreement pursuant to which DPIC borrowed approximately $9 million from affiliates. The loan, which was secured by a leasehold deed of trust on an office building in Monterey, California, owned and primarily occupied by DPIC, matured in November 1995. GNIC's proportionate share of this loan was $3,700,000 or 41.1%. GNIC received quarterly interest payments at a rate of 11% per year. Interest earned for each of 1993 and 1994 was $407,000 and for 1995 was $355,000.

     Orion has committed to invest up to $5,000,000 in Insurance Partners, L.P., a partnership formed to make equity investments of up to approximately $550 million in the insurance industry. The Company has committed to participate in Orion's commitment in an aggregate amount not to exceed $1,500,000. As of December 31, 1995, Orion had invested $510,000 and the Company $219,000 in such partnership investments. Insurance Partners L.P. is managed by Insurance Partners Advisors L.P., of which Mr. Steven B. Gruber is a managing director.

     As described under SPECIAL FACTORS--"Certain Effects of the Transaction," Orion may enter into a tax sharing agreement with the Company and its subsidiaries. See also, SPECIAL FACTORS--"Background of the Transaction."

                                   EXHIBIT 4

                         GUARANTY NATIONAL CORPORATION
                         9800 SOUTH MERIDIAN BOULEVARD
                           ENGLEWOOD, COLORADO  80112


                                  May 22, 1996



Dear Shareholder:

     On May 8, 1996, Orion Capital Corporation and certain of its subsidiaries ("Orion") commenced a cash tender offer (the "Offer") to purchase up to 4,600,000 shares of common stock of Guaranty National Corporation (the "Company") at a price of $17.50 per share.

     Orion currently owns approximately 49.5 percent of the Company's outstanding common stock. If the Offer is consummated and Orion acquires 4,600,000 shares pursuant to the Offer, Orion's percentage ownership of the outstanding common stock would increase to approximately 80.3 percent.

     The Special Committee of outside directors of the Company appointed in connection with the Offer has unanimously determined that it is unable to take a position or make a recommendation at this time with respect to the Offer. In reaching its determination, the Special Committee considered a number of factors which are discussed in the enclosed Schedule 14D-9, which was filed by the Company today with the Securities and Exchange Commission.

     You are urged to consider the enclosed materials in determining whether to tender some or all of your shares.


                              Sincerely,


                              Dennis J. Lacey
                              Chairman of the Special Committee

                                   EXHIBIT 5


[GNC Letterhead]


May 22, 1996


                                                           FOR IMMEDIATE RELEASE
Contact:  Michael Pautler
          Senior Vice President of Finance
          (303) 754-8701, or
          Sharon McDougall
          Director of Communications
          (303) 754-8717

For:      Guaranty National Corporation (NYSE: GNC)


                         GUARANTY NATIONAL CORPORATION
                               SPECIAL COMMITTEE
                            UNABLE TO TAKE POSITION
                                ON TENDER OFFER

(Englewood, Colorado) - Guaranty National Corporation ("GNC") announced today that its Special Committee of disinterested, outside directors unanimously determined that it is unable to take a position or make a recommendation at this time with respect to Orion Capital Corporation's tender offer for approximately 30% of GNC's common stock at a price of $17.50 per share.

In reaching its determination, the Special Committee considered a number of factors which are discussed in the Company's Schedule 14D-9 Solicitation/Recommendation Statement, which is being filed with the Securities and Exchange Commission and mailed to all GNC shareholders. These factors include the Special Committee's evaluation of analyses prepared by its financial advisor and its request for additional information from its financial advisor which has not yet been received; the Special Committee's concerns with respect to the Offer price and the potential impact of the Offer on the value and liquidity of the remaining shares; and preliminary and inconclusive discussions with Orion's Chairman, who informed the Committee that the Purchasers have no intention to change the Offer price or to increase Orion's holdings to more than approximately 80% of the outstanding shares of GNC. The Special Committee expects that additional discussions will be held with Orion in the future, but has no reason to believe that they will result in material changes in the structure of the transaction or the Offer price.

The Company also announced that on May 21, 1996, it was served with a complaint captioned Charles Miller v. Roger B. Ware, Alan R. Gruber, Larry D. Hollen, Robert B. Sanborn, William J. Shepherd, Orion Capital Corporation and Guaranty National Corporation, and filed in the District Court in Arapahoe County, Colorado. The complaint alleges a class action on behalf of Guaranty's public shareholders and claims compensatory damages because of the alleged inadequacy of the price of $17.50 per share specified in Orion's current tender for 30% of Guaranty's common stock. GNC previously announced that it had been served with a similar complaint by Eugenia Vogel on behalf of the same putative class.

Through its subsidiaries, Guaranty National writes specialty commercial and private passenger automobile insurance, as well as collateral protection and other commercial coverages. The Company is a leading provider of nonstandard personal automobile insurance written through independent agents. A.M. Best Company rates Guaranty National Insurance Company and its subsidiaries "A (Excellent)" and Viking Insurance Company of Wisconsin and its affiliate "A- (Excellent)". The Company's common stock is traded on the New York Stock Exchange under the symbol GNC.

                                      -2-